March 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

100F Street NE

Washington, DC 20549

Attention:	Beverly Singleton
Jean Yu

RE:	Napco Security Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2024
Form 10-Q for the Quarterly Period Ended December 31, 2024
Form 8-K, filed February 3, 2025
File No. 000-10004

Dear Ms. Singleton and Ms. Yu:

This letter is in response to the letter (the “Comment Letter”) dated March 6, 2025 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Napco Security Technologies, Inc. (“Napco” or the “Company”) filings referenced above. We have set forth below in bold text the comments contained in the Comment Letter followed by our responses.

Form 10-Q for the Quarterly Period Ended December 31, 2024

Note 1 - Nature of Business and Summary of Significant Accounting Policies, page 9

1.

Please provide disclosure as to whether all adjustments which are, in the opinion of management, necessary to a fair statement of the quarterly interim financial statements have been made, and if so, further state if all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered Rule 10-01(b)(8) of Regulation S-X, and it is the opinion of management that all adjustments, of a recurring nature, necessary for a fair statement of the quarterly interim financial statements have been made. In response to the Staff’s comment, the following disclosure will be added to Note 1 in all future quarterly interim financial statements on Form 10-Q.

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements of Napco Security Technologies, Inc. (Napco) have been prepared in accordance with U.S. GAAP as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 270 for interim financial information and with the instructions to Rule 10-01 of Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Therefore, the interim condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Annual Report on Form 10-K for the year ended June 30, 2024 . In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal, recurring nature.

Form 8-K, Filed February 3, 2025

Exhibit 99.1 Earnings Release, page 1

2.	Refer to reconciliation table of non-GAAP measures of performance and address the following:
•

Provide a reconciliation of Adjusted EBITDA per diluted share to the most directly comparable measure of net income per diluted share. Refer to the Staff’s Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question 102.05 whereby non-GAAP per share performance measures should be reconciled to GAAP earnings per share.

Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the Staff’s Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question 102.05 and the presentation of per share non-GAAP financial measures. If we continue to include the non-GAAP measure “Adjusted EBITDA per Diluted Share” in future filings the following reconciliation will be presented in such filings.

NAPCO SECURITY TECHNOLOGIES, INC.

ADJUSTED EBITDA PER DILUTED SHARE RECONCILIATION (Unaudited)

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2024	2023	2024	2023
Numerator:
Net Income (GAAP)	$10,467	$12,610	$21,652	$23,088
Less:
Interest Income, net	928	729	1,869	1,169
Add:
Provision for Income Taxes	1,625	1,924	3,440	3,441
Depreciation and Amortization	584	551	1,133	1,088
EBITDA (earnings before interest, taxes, depreciation and amortization	11,748	14,356	24,356	26,448
Adjustments for non-GAAP measures of performance:
Add: Stock Based Compensation	386	303	757	610
Add: Non Recurring Legal Expense (Income)	44	439	(397)	895
Adjusted EBITDA (Numerator)	$12,178	$15,098	$24,716	$27,953
Denominator:
Basic Weighted Average Shares Outstanding	36,538,000	36,829,000	36,706,000	36,743,000
Effect of Dilutive Securities	238,000	189,000	277,000	219,000
Diluted Weighted Average Shares Outstanding (Denominator)	36,776,000	37,018,000	36,983,000	36,962,000
Net Income per Diluted Shares Outstanding (GAAP)	$0.28	$0.34	$0.59	$0.62
Adjusted EBITDA per Diluted Shares Outstanding	$0.33	$0.41	$0.67	$0.76

•

We note your Adjusted EBITDA computation includes nonrecurring legal expenses (income). Provide disclosure of the nature of these nonrecurring legal expenses (income) in your MD&A discussion in future filings. Further, as legal costs are considered to be normal, recurring, cash operating expenses, it is not clear how you determined these costs to be nonrecurring and eliminating them from non-GAAP performance measures is appropriate or complies with Question 100.01 of the C&DIs on Non-GAAP Financial Measures. Please more fully explain to us why you believe this adjustment is appropriate or tell us how you plan to revise your computation of Adjusted EBITDA in future filings to remove this adjustment.

Response. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the Staff’s Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question 100.01.

The following table details the adjustments for litigation and related legal costs, net of insurance reimbursement, reflected in the Company’s non-GAAP financial measures for the periods presented. Amounts presented as income represent the difference between the estimated fees accrued in prior periods in excess of amounts actually billed by the service provider in the reporting periods. These legal costs were associated with non-ordinary course litigation in which the Company was involved, namely (i) the Company’s securities class action and putative derivative lawsuits (“Class Action/Putative Derivative”), (ii) an independent investigation of a letter received from a short-seller (“Short-Seller Investigation”), and (iii) representation of non-executive employees in a regulatory inquiry (“Employee Regulatory Matter”). A description or reference to the disclosure of the above mentioned matters in our existing filings is provided below:

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2024	2023	2024	2023
Securities Class Action and Putative Derivative Suit	$55	$159	$330	$245
Independent Investigation of Short-Seller Letter	2	—	158	—
Representation of Non-Executive Employees in Regulatory Inquiry	(13)	280	(172)	650
Insurance Reimbursement	—	—	(713)	—
Total Non Recurring Legal Expense (Income)	$44	$439	$(397)	$895

The Company respectfully advises the Staff that the Company does not exclude legal costs associated with its products and services that it determines to be normal, recurring expenses necessary to operate its business when calculating its non-GAAP financial measures. As an example, the Company considers legal expenses occurring during the ordinary course of business to include recurring fees relating to product development, warranty and compliance, regulatory compliance (including SEC filings), data privacy, real estate matters, and employment advisory work. The Company also incurs legal expenses in connection with litigation during the ordinary course of business, including but not limited to commercial litigation and disputes, and labor and employment litigation and disputes, which are considered routine. While the Company is involved in routine legal matters, certain matters, as described above, have arisen that are significantly outside the Company’s normal operating activities. In determining whether expenses directly related to the Company’s litigation do not constitute normal, recurring, expenses necessary to operate the business, the Company considers the frequency, scope and complexity of the case or related cases.

For the periods referenced in the Staff’s comment, the expenses excluded when calculating non-GAAP financial measures have primarily been related to the Class Action/Putative Derivative and the Short-Seller Investigation. The Company plans to continue to adjust for expenditures related to the Class Action/Putative Derivative in the future and, in response to the Staff’s comment, will reference the Class Action/Putative Derivative with specificity in the footnote describing adjustments for litigation and related costs in its future disclosures. If the Class Action/Putative Derivative is not dismissed additional costs associated with the Class Action/Putative Derivative may span over an extended period and impact multiple fiscal periods. That said, the Company does not consider these potential expenses as recurring since they are related to a discrete and clearly defined matter. Each of the matters discussed above has been assessed on a case-by-case basis.

The Class Action/Putative Derivative suit is disclosed in Note 13 – Commitments and Contingencies under the heading Litigation on Page 28 of the Company’s Form 10-Q for the quarterly period ending December 31, 2024, and in Note 14 – Commitments and Contingencies under the heading Litigation on Pages FS-31 and FS-32 of the Company’s Form 10-K for the fiscal year ending June 30, 2024 .

In regards to the Short-Seller Investigation, we reference the Staff to the Company’s 8-K filing date September 6, 2024 (Commission File Number 0-10004) and Exhibit 99.1 Statement filed on the Company’s website.

The adjustment for the Employee Regulatory Matter is related to the following:

In June 2024, the Company’s Former Vice President of Finance and Controller (the “Employee”) reached an agreement with the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to settle allegations that the Employee sold shares of the Company’s common stock while in possession of material non-public information. The Employee did not admit nor deny the Commission’s allegations but agreed to disgorge certain alleged gains from the sale and paid a monetary penalty and other ancillary relief. The Employee is no longer the Company’s Vice President of Finance or the Controller but remains employed by the Company. The agreement related solely to the Employee’s action and not the Company. The Company incurred legal costs in conjunction with cooperating in the Commission’s investigation.

The Company believes that adjusting expenses related to the matters described above is appropriate given the unusual and unanticipated nature of the related expenditures and is beneficial for users of the Company’s financial statements as these expenses (net) are not indicative of the Company’s ongoing operational performance. By adjusting these expenses, the Company’s period-to-period results from business operations become more comparable, helping to form a better understanding of the Company’s underlying financial results and performance. Further, although some of these litigation and related expenses have been incurred over an extended period and impact multiple fiscal periods, the Company does not consider these expenses as recurring since they are related to a limited set of discrete and clearly defined matters. Moreover, in determining to adjust for these matters, the Company considered that similarly sized and complex matters are uncommon for the Company.

With respect to the Staff’s comment to provide disclosure of the Company’s nonrecurring legal expenses (income) in its MD&A disclosure in future filings, the Company has not typically presented Adjusted EBITDA in its periodic reports and thus does not believe that it is necessary to discuss with specificity the nonrecurring legal expenses (income) that are reflected as adjustments in its calculation of Adjusted EBITDA in its MD&A disclosure. That said, to the extent that nonrecurring legal expenses (income) become a material factor that impact any line item that is discussed in the context of the Company’s MD&A disclosure, in response to the Staff’s comment, the Company will enhance its disclosure to discuss the nature of these nonrecurring expenses (income).

For the reasons noted above, the Company believes that these litigation-related adjustments do not cause its non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (631) 842-9400.

Very truly yours,

/s/ Kevin S. Buchel

Kevin S. Buchel
President, Chief Financial Officer and Chief Operating Officer